                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF OCTOBER, 2000.



                                CNH GLOBAL N.V.

                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                              TOWER B, 10TH FLOOR
                               AMSTERDAM AIRPORT
                                THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F       X      Form 40-F
                                -----------            ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes                No        X
                          -----------        -----------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                CNH GLOBAL N.V.


Form 6-K for the month of October, 2000

List of Exhibits

1. October 19, 2000 press release of registrant relating to a conference call it will hold on October 26, 2000 to review its third quarter results.

2. October 20, 2000 press release of registrant announcing, among other things, the reorganization of its manufacturing operations in Latin America as part of the continued consolidation of its global industrial organization.

                                                                      [CNH LOGO]

                         NEWS RELEASE

                         For Immediate Release

                         CNH CONFERENCE CALL TO REVIEW THIRD QUARTER EARNINGS


            For more     Racine, Wisconsin (October 19, 2000) - CNH Global
information contact:     (N:CNH) will hold a conference call on Thursday,
                         October 26, to review its third quarter results. Ted
William B. Masterson     French, CNH president, financial services, and chief
     01 262 636 5793     financial officer, will provide commentary.


                         The conference call will begin at approximately 9:00 a.m. U.S. CDT, following release of the company's earnings earlier that morning. Those who would like to access the call can do so by dialing 800-289-0518 or 913-981-5532 in the U.S., 0800 028 7957 in the U.K. and
                         +44 113 383 0462 in continental Europe. Callers are encouraged to be on the line 15 minutes prior to the call.


                         Those wishing to join the call are asked to register at http://invite.taylor-rafferty.com/cnh/us (212-889-4350) or at cnh@taylor-rafferty.co.uk (+44 20 7936 0400), to ensure that an adequate number of telephone lines are available.


                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt earth moving equipment, New Holland, O&K and Steyr.


                                                   ###



- CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com -

                                                                      [CNH LOGO]

                         NEWS RELEASE


                         For Immediate Release


                         CNH ANNOUNCES INDUSTRIAL CONSOLIDATION
                         ACTIONS IN LATIN AMERICA




            For more     Racine, Wisconsin (October 20, 2000) - CNH Global
information contact:     (N:CNH) today announced a reorganization of its
                         manufacturing operations in Latin America as part of
William B. Masterson     the company's continued consolidation of its global
     01 262 636 5793     industrial organization. These actions follow
                         previously announced consolidation plans in North
                         America and parts of Europe. The consolidation will further improve the company's competitive position as one of the world's largest equipment manufacturers.


                         The reorganization includes plans to consolidate production at existing CNH plants in Curitiba, Belo Horizonte and Piracicaba in Brazil and to close the company's manufacturing facility in Sorocaba, Brazil. Curitiba will become the center for tractor and combine production for Latin America, and Piracicaba will produce planting equipment in addition to sugar cane equipment and coffee harvesters. Belo Horizonte will become the center of construction equipment manufacturing in Latin America.


                         The transfer of production will occur over the next 12 months. During this time, the company will work to ensure an uninterrupted supply of products to its customers. The company's strategy of developing products on global platforms will result in a highly cost-effective manufacturing process that will produce differentiated products that deliver high quality and performance for customers. Under the company's strong brands, these products will continue to be sold and serviced through CNH's existing distribution networks.


                         In addition, CNH will create a central distribution facility in the Campinas region of Brazil to provide replacement parts for the company's agricultural and construction equipment dealers and customers. Finally, Banco New Holland, the company's financial services operation in Brazil, will become Banco CNH Capital and will provide financing for dealers and customers of the company's agricultural and construction equipment brands.


                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and



- CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com -
                         had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.


                                   ###

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                 CNH Global N.V.



                                 By:          /s/ KEVIN J. HALLAGAN
                                      -----------------------------------------
                                              Kevin J. Hallagan
                                              Vice President, Associate General
                                              Counsel and Assistant Secretary



October 20, 2000